
April 25, 2022

FORM C-AR

Elemeno Health, Inc.




This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by Elemeno Health, Inc., a Delaware Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://www.elemenohealth.com/ no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 25, 2022.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," 'Project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to dyer materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date. Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Elemeno Health, Inc. is a Delaware corporation, incorporated on January 29, 2016.

The Company is located at 2910 Ford Street, Oakland, CA, United States.

The Company's website is https://www.elemenohealth.com.

The Company conducts business in all 50 states of the United States with potential global expansion.

The information available on or through our website is not a part of this form C-AR.

The Business

Point-of-care microlearning, as a service. The Elemeno platform provides "just-in-time" training and team-based communication, enabling frontline nurses, doctors, and staff to access interactive guidelines, smart checklists and concise how-to videos, on-demand, 24/7. Complicated best practices are simplified into bite-sized learning. Social and "gamification" elements included in the platform enable frontline teams and management to give each other recognition and hold friendly departmental challenges. The platform connects departmental knowledge point-to-point with frontline staff across the organization. Through end-user analytics, institutional administration and leadership are able to gain deep insight into caregiver behavior and practice effectiveness. Increased practice consistency results in higher patient safety, labor savings, and improved outcomes. Sharing tools allow managers in different hospital to learn from one another, accelerating knowledge spread across the industry.

RISK FACTORS

Risks Related to the Company's Business and Industry

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent on certain key personnel in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and it's financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

Changes in government regulation could adversely impact our business.

The Company is subject to legislation and regulation at the federal and local levels and, in some instances, at the state level. The FCC and/or Congress may attempt to change the classification of or change the way that our online content platforms are regulated and/or change the framework under which Internet service providers are provided Safe Harbor for claims of copyright infringement, introduce changes to how digital advertising is regulated and consumer information is handled, changing rights and obligations of our competitors. We expect that court actions and regulatory proceedings will continue to refine our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and is just beginning to implement its business plan. There can be no assurance that it will ever operate profitably. The likelihood of its success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by companies in their early stages of development. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the company's current business plan.

BUSINESS

Description of the Business

Point-of-care microlearning, as a service. The Elemeno platform, a subscription combination of cloud software and custom content creation service, provides "just-in-time" training and team-based communication, enabling frontline nurses, doctors, and staff to access interactive guidelines, smart checklists and concise how-to videos, on-demand, 24/7. Complicated best practices are simplified into bite-sized learning. Social and "gamification" elements included in the platform enable frontline teams and management to give each other recognition and hold friendly departmental challenges. The platform connects departmental knowledge point-to-point with frontline staff across the organization. Through end-user analytics, institutional administration and leadership are able to gain deep insight into caregiver behavior and practice effectiveness. Increased practice consistency results in higher patient safety, labor savings, and improved outcomes. Sharing tools allow managers in different hospital to learn from one another, accelerating knowledge spread across the industry.

Business Plan

Elemeno's go-to-market is based upon a land-and-expand strategy. All facilities using Elemeno have been renewing, with many additionally expanding. Clients are happy to share their experiences with others. Elemeno's growth to date has been direct sales, without a marketing program. To increase landings, we will launch a comprehensive marketing program, leveraging our current client experiences and success stories through content marketing targeting our buyer personas. In parallel, we will develop channel partners (e.g., professional organizations, consulting firms, device and pharma, nurse staffing companies). In the near term, this marketing program and associated expansion of sales capabilities will drive our COVID-19 frontline readiness solution, to maximize quick landings in new clients with a focused high-value use-case. As COVID-19 slows, the sales team will increase focus on expansion of established clients, leveraging internal client success stories to extend Elemeno into additional departments within the same client, or to partner institutions within their same hospital system.

The Company's Products and/or Services

Product / Service	Description	Current Market
Elemeno	First business-to-business ("B2B") software as a service ("SaaS") microlearning as a service, for the point-of-care.	Healthcare organizations across the continuum of care. Ambulatory clinic systems, hospitals, emergency departments, medical transport, post-acute care (e.g., nursing homes, hospice, home care).

Competition

Our primary competitor is the status quo -- an analog system of team-based binders, fliers, emails, and staff meetings. Our primary indirect competitors are Learning Management Systems ("LMS") such as Healthstream and Cornerstone, as well as Best Practice Libraries ("BPL") such as Lippincott, Elsevier, and UpToDate. Both systems are designed for regulatory and compliance purposes. Elemeno is purpose-built to provide point-of-care support for frontline teams and their managers (e.g., natural clinical workgroups) and thus decentralizes control to each workgroup's leadership. Unlike LMS solutions and BPLs, Elemeno is designed to be mobile-friendly and readily accessible at the point of care. Elemeno makes it is simple to create and disseminate user-generated content with no need for IT support.

Customer Base

We sell our SaaS solution business-to-business. Our clients are outpatient clinics, hospitals, emergency departments, medical transport systems, and post-acute care facilities such as nursing homes, hospice, home care. We sell our SaaS solutions to operational leadership executives in these organizations. Our users include departmental managers, directors, educators, and frontline staff such as nurses, therapists, and doctors. Users range in age from Baby-Boomers to Post-Millennials.

Intellectual Property

Through a licensing agreement with University of California San Francisco ("UCSF"), Elemeno has the exclusive right to commercialize the initial know-how of CEO, Dr. Arup Roy-Burman, based on his work at UCSF prior to founding Elemeno. The Company currently has no registered or provisional patents or trademarks.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

None.

DIRECTORS, OFFICERS, AND EMPLOYEES

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Dr. Arup Roy-Burman	CEO, Director	CEO, Elemeno Health; ICU Medical Director and Pediatric critical care specialist at UCSF Benioff Children's Hospital Pediatric Intensive Care Unit	M.D., University of California, San Francisco B.A., University of California, Berkeley
Crista Bailey	Director	Director, Elemeno Health; Executive in Residence, Notley; CEO, Hideaway Report	B.A., Vanderbilt University
Rachel Fish	Director	Director, Elemeno Health; Chief People Officer, Clover Health; Chief Administrative Officer, Clover Health	B.S., SUNY Albany

Indemnification
Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company currently has seventeen (17) full-time employees and nine (9) part-time employees.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding securities:

Type of security	Common Stock
Amount outstanding	13,424,503 shares
Par Value per Share	$0.001
Voting Rights	1 vote per share
Anti-Dilution Rights	None.
Percentage ownership of the Company by the holders of such security of the Company's outstanding stock.	Approximately 44%*

* Percentage ownership does not include shares reserved for issuance under the company's stock option plan or the issued restricted stock units ("RSUs") and stock options. The Company has issued 3,767,325 RSUs and options and an additional 1,199,446 options are reserved under the Company's stock incentive plan. Assuming issuance and exercise of all such RSUs and options, the common stock would account for approximately 38% of the Company's total ownership.

Type of security	Series Seed-1 Preferred Stock
Amount outstanding	5,463,693 shares
Par Value per Share	$0.001
Voting Rights	Yes, the holders of the Company's Series Seed-1 preferred stock vote on certain matters before the holders of common stock as set forth in the Company's Amended and Restated Certificate of Incorporation.
Anti-Dilution Rights	Yes, the holders of the Company's preferred stock are entitled to certain anti-dilution protections as set forth in the Company's Amended and Restated Certificate of Incorporation, which are waivable by the Requisite Holders (as such term is defined in the Company's Amended and Restated Certificate of Incorporation).
Percentage ownership of the Company by the holders of such security of the Company's outstanding stock.	Approximately 18%*

* Percentage ownership does not include shares reserved for issuance under the company's stock option plan or the issued restricted stock units ("RSUs") and stock options. The Company has issued 3,767,325 RSUs and options and an additional 1,199,446 options are reserved under the Company's stock incentive plan. Assuming issuance and exercise of all such RSUs and options and conversion of preferred stock into common stock, the preferred stock would account for approximately 15% of the Company's total ownership.

Type of security	Series Seed-2 Preferred Stock
Amount outstanding	1,861,812 shares
Par Value per Share	$0.001
Voting Rights	No, the holders of the Company's Series Seed-2 preferred stock hold nonvoting stock and do not vote, as set forth in the Company's Amended and Restated Certificate of Incorporation.
Anti-Dilution Rights	Yes, the holders of the Company's preferred stock are entitled to certain anti-dilution protections as set forth in the Company's Amended and Restated Certificate of Incorporation, which are waivable by the Requisite Holders (as such term is defined in the Company's Amended and Restated Certificate of Incorporation).
Percentage ownership of the Company by the holders of such security of the Company's outstanding stock.	Approximately 6%*

* Percentage ownership does not include shares reserved for issuance under the company's stock option plan or the issued restricted stock units ("RSUs") and stock options. The Company has issued 3,767,325 RSUs and options and an additional 1,199,446options are reserved under the Company's stock incentive plan. Assuming issuance and exercise of all such RSUs and options and conversion of preferred stock into common stock, the preferred stock would account for approximately 5% of the Company's total ownership.

Type of security	Series Seed-3 Preferred Stock
Amount outstanding	4,041,696 shares
Par Value per Share	$0.001
Voting Rights	No, the holders of the Company's Series Seed-3 preferred stock hold nonvoting stock and do not vote, as set forth in the Company's Amended and Restated Certificate of Incorporation.
Anti-Dilution Rights	Yes, the holders of the Company's preferred stock are entitled to certain anti-dilution protections as set forth in the Company's Amended and Restated Certificate of Incorporation, which are waivable by the Requisite Holders (as such term is defined in the Company's Amended and Restated Certificate of Incorporation).
Percentage ownership of the Company by the holders of such security of the Company's outstanding stock.	Approximately 13%*

* Percentage ownership does not include shares reserved for issuance under the company's stock option plan or the issued restricted stock units ("RSUs") and stock options. The Company has issued 3,767,325 RSUs and options and an additional 1,199,446 options are reserved under the Company's stock incentive plan. Assuming issuance and exercise of all such RSUs and options and conversion of preferred stock into common stock, the preferred stock would account for approximately 11% of the Company's total ownership.

Type of security	Series Seed-4 Preferred Stock
Amount outstanding	5,204,433 shares
Par Value per Share	$0.001
Voting Rights	No, the holders of the Company's Series Seed-4 preferred stock hold nonvoting stock and do not vote, as set forth in the Company's Amended and Restated Certificate of Incorporation.
Anti-Dilution Rights	Yes, the holders of the Company's preferred stock are entitled to certain anti-dilution protections as set forth in the Company's Amended and Restated Certificate of Incorporation, which are waivable by the Requisite Holders (as such term is defined in the Company's Amended and Restated Certificate of Incorporation).
Percentage ownership of the Company by the holders of such security of the Company's outstanding stock.	Approximately 17%*

* Percentage ownership does not include shares reserved for issuance under the company's stock option plan or the issued restricted stock units ("RSUs") and stock options. The Company has issued 3,767,325 RSUs and options and an additional 1,199,446 options are reserved under the Company's stock incentive plan. Assuming issuance and exercise of all such RSUs and options and conversion of preferred stock into common stock, the preferred stock would account for approximately 15% of the Company's total ownership.

Type of security	Series Seed-5 Preferred Stock
Amount outstanding	352,242 shares
Par Value per Share	$0.001
Voting Rights	No, the holders of the Company's Series Seed-5 preferred stock hold nonvoting stock and do not vote, as set forth in the Company's Amended and Restated Certificate of Incorporation.
Anti-Dilution Rights	Yes, the holders of the Company's preferred stock are entitled to certain anti-dilution protections as set forth in the Company's Amended and Restated Certificate of Incorporation, which are waivable by the Requisite Holders (as such term is defined in the Company's Amended and Restated Certificate of Incorporation).
Percentage ownership of the Company by the holders of such security of the Company's outstanding stock.	Approximately 1%*

* Percentage ownership does not include shares reserved for issuance under the company's stock option plan or the issued restricted stock units ("RSUs") and stock options. The Company has issued 3,767,325 RSUs and options and an additional 1,199,446 options are reserved under the Company's stock incentive plan. Assuming issuance and exercise of all such RSUs and options and conversion of preferred stock into common stock, the preferred stock would account for approximately 1% of the Company's total ownership.

Type of security	Simple Agreement for Future Equity ("2022 Bridge SAFE")
Issue Date	March 2022 – April 2022
Amount Outstanding / Face Value	$247,500
Voting Rights	None
Anti-Dilution Rights	None
Materials Terms	$15,000,000 Pre-Money Valuation Cap / 5% or 10% Discount
Conversion Terms	If there is an equity financing during the term of the 2022 Bridge SAFE, the 2022 Bridge SAFE will automatically convert into the number of 2022 Bridge SAFE Preferred Stock equal to the purchase amount of the 2022 Bridge SAFE divided by the lesser of (a) the valuation cap divided by the Company's capitalization prior to the equity financing or (b) the discount applied to the price per share paid by the investors in the equity financing, which shall equal to 10% unless the equity financing closes on or before April 30, 2022, in which case it shall be 5%. If there is a liquidity event during the term of the 2022 Bridge SAFE, the 2022 Bridge SAFE will automatically convert into the greater of the purchase amount of the 2022 Bridge SAFE and the amount payable on the number of shares of the Company's common stock equal to the purchase amount of the 2022 Bridge SAFE divided by the quotient of the pre-money valuation cap and the valuation of the Company immediately prior to the liquidity event.

Ownership

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Dr. Arup Roy-Burman	6,000,000 shares of common stock	19%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information

Year	Total Income	Taxable Income	Tax
2019	632,160	(907,108)	0
2020	1,019,689	(1,559,073)	0
2021	Extension	Filed	

Operations

Elemeno Health, Inc. (the "**Company**") was incorporated on January 29, 2016 under the laws of the State of Delaware, and is headquartered in Oakland, California. The Company offers a software-as-a-service ("SaaS") that provides a point-of-care microlearning solution for front-line medical professionals.

Cash and Cash Equivalents

The Company considers cash and undeposited funds as cash and cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2019, 2020 and 2021 respectively, the Company had $251,677, $1,905,551 and $558,759 on hand.

As of March 30, 2022, the Company had $386,692 in aggregate cash and cash equivalents, leaving the Company with approximately one (1.5) months of runway.

Liquidity and Capital Resources

With the exception of the Company's current revenue of approximately $140,000 per month and an anticipated Series A financing of approximately $6,000,000 to $8,000,000 at a $9,000,000 pre-money valuation, the Company currently does not have any additional outside sources of capital.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Issued	Amount of Securities Sold	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Convertible Note	$1,467,936.24	19 Convertible Notes	Working capital and product development	May 2019 – December 2019	Reg D 506(b)
2020 SAFE	$937,687.00	7 SAFEs	Sales and marketing, research and development	March 2020 – May 2020	Reg D 506(b)
2020 SAFE II	$950,000.00	8 SAFEs	Sales and marketing, research and development	April 2020 – July 2020	Reg D 506(b)
Crowd SAFE	$1,091,086.35	3,941 SAFEs	Sales and marketing, research and development	April 2020 – September 2020	Reg CF
Series Seed-2 Preferred Stock	$1,576,724.00	1,861,812 shares	Sales and marketing, research and development	June 2021 – December 2021	Reg CF and Reg D 506(b)
2022 Bridge SAFE	$247,500.00	9 SAFEs	Sales and marketing, research and development	March – April 2022	Reg D 506(b)

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company, (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, (3) as part of an IPO or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty (20%) percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction, whether historical or contemplated, where the Company was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6) and the counter party is either (i) Any director or officer of the issuer; (ii) Any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) If the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) Any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons: None.

Conflicts of Interest

The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its securityholders: None.

OTHER INFORMATION

The company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

None.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/ Arup Roy-Burman
(Signature)

Arup Roy-Burman
(Name)

Chief Executive Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ Dr. Arup Roy-Burman

(Signature)

Dr. Arup Roy-Burman

(Name)

Director

(Title)

April 25, 2022

(Date)

/s/ Crista Bailey

(Signature)

Crista Bailey

(Name)

Director

(Title)

April 25, 2022

(Date)

/s/ Rachel Fish

(Signature)

Rachel Fish

(Name)

Director

(Title)

April 25, 2022

(Date)

EXHIBITS
EXHIBIT A: Financial Statements

EXHIBIT A: Financial Statements

Elemeno Health, Inc.

(a Delaware corporation)

Unaudited Financial Statements

Period of January 1, 2021 through December 31, 2021

Elemeno Health

Balance Sheet

As of December 31, 2021

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	**$558,759.62**
Accounts Receivable	
Accounts Receivable	410,275.00
Total Accounts Receivable	**$410,275.00**
Other Current Assets	**$52,767.38**
Total Current Assets	**$1,021,802.00**
Fixed Assets	
Computers & Equipment	24,409.52
Intangible Assets	12,812.57
Total Fixed Assets	**$37,222.09**
Other Assets	**$8,953.18**
TOTAL ASSETS	**$1,067,977.27**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	**$18,419.50**
Credit Cards	**$15,039.51**
Other Current Liabilities	
401(K) Liability	6,820.38
Accrued Expenses	41,141.18
Deferred Revenue	0.00
Payroll Liability	30,028.49
Reimbursement Liability	0.00
Unearned Revenue	694,926.26
Total Other Current Liabilities	**$772,916.31**
Total Current Liabilities	**$806,375.32**
Long-Term Liabilities	**$35,000.00**
Total Liabilities	**$841,375.32**
Equity	
Common Stock	467,042.37
Preferred Stock	7,760,457.74
Retained Earnings	-4,883,845.30
SAFE Convertible Securities	20,000.00
SAFEs - Cost of Financing	-114,521.13
Total SAFE Convertible Securities	**-94,521.13**
Treasury Stock	0.00
Net Income	-3,022,531.73
Total Equity	**$226,601.95**
TOTAL LIABILITIES AND EQUITY	**$1,067,977.27**

Elemeno Health

Profit and Loss
January - December 2021

	TOTAL
Income	
Revenue	
Implementation Services	7,041.67
Returns, Allowances, and Discounts	-1,312.50
Subscription Revenue Recognized	1,157,642.96
Total Revenue	**1,163,372.13**
Total Income	**$1,163,372.13**
Cost of Goods Sold	**$598,935.58**
GROSS PROFIT	**$564,436.55**
Expenses	
Amortization	2,500.00
Charitable Contributions	11,150.00
Depreciation	11,494.92
Employee Related	**406,603.72**
Facilities	**33,502.00**
General & Administrative	
Bank Fees	10.00
Business Insurance	16,130.68
Dues & Subscriptions	8,511.58
General & Administrative Payroll	
Employer Payroll Taxes - G&A	42,941.63
General & Administrative Gross Wages	**589,160.12**
Total General & Administrative Payroll	**632,101.75**
Office Expenses	11,320.84
Other Contractors	14,747.50
Shipping and Handling	706.88
Total General & Administrative	**683,529.23**
IT Expense	**136,676.74**
Licenses and Fees	1,194.00
Meals & Entertainment	**11,086.10**
Professional Fees	**471,869.36**
Research & Development	
Contractors - R&D	161,651.25
Dues & Subscriptions - R&D	157.03
Research & Development Payroll	**617,691.13**
Total Research & Development	**779,499.41**
Sales & Marketing	
Advertising	16,065.32
Branding	22,869.99
Events and Conferences	5,899.00
Market Research & Analytics	8,170.84

Elemeno Health

Profit and Loss

January - December 2021

	TOTAL
Marketing Contractors	390,601.33
Promotional Materials	9,471.55
Sales	11,253.32
Affiliate Commissions	8,100.00
Total Sales	**19,353.32**
Sales Payroll	**505,595.91**
Total Sales & Marketing	**978,027.26**
Travel	**29,901.57**
Total Expenses	**$3,557,034.31**
NET OPERATING INCOME	**$ -2,992,597.76**
Other Income	**$25,083.70**
Other Expenses	**$55,017.67**
NET OTHER INCOME	**$ -29,933.97**
NET INCOME	**$ -3,022,531.73**

Elemeno Health

Statement of Cash Flows
January - December 2021

	TOTAL
OPERATING ACTIVITIES	
Net Income	-3,022,531.73
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable	-254,275.00
Accrued Revenue	-6,958.31
Money In Transit	0.00
Prepaid Expenses	101,838.54
Computers & Equipment:Accumulated Depreciation - Computers & Equipment	11,494.92
Intangible Assets:Accumulated Amortization - Intangible Assets	2,500.00
Accounts Payable	-17,250.23
Amex (32002)	463.26
Brex	11,502.76
401(K) Liability	-13,468.64
Accrued Expenses	38,266.67
Deferred Revenue	-284,662.14
Payroll Liability	21,673.31
Reimbursement Liability	-320.11
Unearned Revenue	488,926.32
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**99,731.35**
Net cash provided by operating activities	**$ -2,922,800.38**
INVESTING ACTIVITIES	**$ -8,865.31**
FINANCING ACTIVITIES	
Convertible Notes	-1,617,936.24
Convertible Notes:Accrued Interest On Convertible Notes	-66,544.63
Loan from SBA PPP:Accrued Interest on SBA PPP Loan	0.00
Regents of the University of California (IP) Liability	-2,500.00
Preferred Stock	6,124,063.26
SAFE Convertible Securities	-2,737,687.00
SAFE Convertible Securities:SAFEs - Cost of Financing	-114,521.13
Net cash provided by financing activities	**$1,584,874.26**
NET CASH INCREASE FOR PERIOD	**$ -1,346,791.43**
Cash at beginning of period	1,905,551.05
CASH AT END OF PERIOD	**$558,759.62**